EXHIBIT 9.2
                     BION ENVIRONMENTAL TECHNOLOGIES, INC.

Bion Announces Agreement with Evergreen Dairy to Reduce Air Emissions and Nutrients

August 22, 2007. New York, New York. Bion Environmental Technologies, Inc. (OTC BB: BNET) announced today that it has executed a Letter of Intent with Evergreen Farms, Inc., subject to final terms to be negotiated, nutrient trading credit approval and financing. Bion will install its integrated technology platform, which incorporates its patented animal waste treatment and cellulosic renewable energy production technologies, at Evergreen's 3,000-head dairy operation near Spruce Creek, Huntingdon County, Pennsylvania. The dairy is located in the Chesapeake Bay Watershed, the largest estuary in the U.S. and a region with a high environmental profile (and priority) due to its proximity to Washington, D.C and its critical nutrient pollution problems.

The Bion system will provide a comprehensive solution to Evergreen's animal waste issues, since the system reduces both air emissions and nutrients in the effluent discharge. Livestock air emissions of ammonia are one of the largest causes of nutrient pollution of the Chesapeake Bay. Based on Bion's previously reported data from its Texas installation (report available at www.biontech.com), the Company projects nutrient reductions in the effluent discharge of 75% or greater. Reductions in excess of 80% on a whole farm basis are predicted for several key air emission constituents, including annual reductions in estimated greenhouse gas emissions of five tons (or greater) per milking cow.

The Chesapeake Bay Watershed represents a favorable strategic location for Bion to demonstrate the effectiveness of its integrated technology platform, particularly its ability to reduce ammonia emissions, to state and federal legislative and regulatory agencies, the livestock industry, and environmental and other interested stakeholders. Ammonia from livestock in some Pennsylvania counties represents up to 41% of those counties' nitrogen nutrient pollution impacting the Chesapeake Bay. While an alternative manure treatment method - anaerobic digestion - can also harvest some of the renewable energy content of livestock manure, according to the USEPA, such digesters do not mitigate ammonia emissions or nutrient discharges.

Ammonia is a regulated pollutant under USEPA CERCLA regulations which requires notification if the facility emits more than 100 pounds of ammonia per day. Recently, the ammonia issue related to livestock has begun to be looked at with greater concern, as evidenced by the recent legislative efforts in Oregon, New Jersey and Iowa. The Packard Foundation recently announced a commitment of over $5 million per year over the next five years to seek ways to reduce the impact of livestock operation emissions and releases of nitrogen pollution.

Bion believes that the reductions of both airborne ammonia and the nutrients in the effluent (75% or greater of nitrogen and phosphorus) that will be achieved at Evergreen will qualify for nutrient trading credits under the Pennsylvania Department of Environmental Protection's Nutrient Trading Program. The Nutrient Trading Program is part of a multi-state, multi-agency initiative, the Chesapeake Bay Program, to restore the Chesapeake Bay, with the goal of removing the Bay and its tidal waters from the list of nutrient-impaired water bodies by 2010. The Evergreen Farm installation will enable Bion to demonstrate the effectiveness of its nutrient management solution to all the participants in the Chesapeake Bay Program, which includes the USEPA, the states of Pennsylvania, Virginia and Maryland and the District of
Columbia.   Pollution reductions achieved by the Bion system at Evergreen
Farm have the potential to generate revenues through nutrient trading, greenhouse gas credits and potentially other avenues. Regulatory and certifying bodies will be provided sampling and testing protocols to validate system operating results upon which these revenues will be based, and to verify continuing system performance.

Bion will utilize the Evergreen installation to generate additional air emissions data in support of its permitting efforts for the development of large-scale integrated agriculture projects that will include livestock and ethanol facilities. One such Integrated Project is the subject of ongoing discussions with local and state officials in upstate New York, where Bion is working to develop an integrated agriculture facility including a 42 million gallon per year ethanol plant and an 84,000 head cattle facility.

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About Bion:  Bion's patented and proprietary technology platform reduces the environmental impact of large-scale livestock operations, such as dairies and cattle feeding operations, and produces renewable energy from the livestock waste stream. Air and water pollution from Confined Animal Feeding Operations (CAFOs) is reduced to such low levels that high-density livestock operations can now be constructed on a scale large enough (50,000+ head) to efficiently integrate them with biofuel/ethanol production in a manner that is environmentally sustainable (Integrated Projects). Onsite production and use of co-products - renewable energy from the livestock and the distillers grain from the ethanol process - will create increased efficiencies and
profitability for both Project partners.   Bion intends to focus its efforts
on development, operation and ownership of Integrated Projects in multiple states.

This material includes forward-looking statements based on management's current reasonable business expectations. In this document, the word "projects," "will," "believes" and similar expressions identify certain forward-looking statements. These statements are made in reliance on the Private Securities Litigation Reform Act, Section 27A of the Securities act of 1933, as amended. There are numerous risks and uncertainties that could result in actual results differing materially from expected outcomes.

For further information, please visit the Company's website at www.biontech.com, or contact:

Mark A. Smith                         Craig Scott
President                             Vice President-Capital Markets/IR
719-256-5329                          303-843-6191 direct
mas@biontech.com                      cscott@biontech.com